Filed by Nexstar Broadcasting Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Media General, Inc.

Filer’s SEC File No.: 000-50478

Date: January 30, 2016

The following is a press release issued by Nexstar Broadcasting Group, Inc. on January 30, 2016.

News Announcement	For Immediate Release

NEXSTAR BROADCASTING STATEMENT ON COX COMMUNICATIONS’

ACTION TO DROP NETWORK AND LOCAL COMMUNITY

PROGRAMMING IN NINE MARKETS

13 Stations Affected as Cox Has Yet to Reach

Distribution Agreement with Nexstar Broadcasting

IRVING, Texas, January 30, 2016 – Effective 11:59 p.m. local time on January 29, cable TV provider Cox Communications (“Cox”) dropped the network and local community programming for 13 stations impacting viewers in nine markets. The action follows Cox’s refusal to reach a new distribution agreement allowing the cable television provider the right to continue to air the highly rated programming from the stations’ owner, Nexstar Broadcasting Group, Inc. (Nasdaq: NXST) (“Nexstar”).

Nexstar deeply regrets Cox’s ill-advised action which deprives viewers in the affected markets of broadcasts of leading network content from ABC, CBS, FOX, NBC, CW and MyNetworkTV as well as local news and other programming produced specifically for these local communities. Viewers affected by the loss of service from Cox have several alternatives to continue watching their favorite shows including other local cable providers, DISH, DirectTV, over-the-air, and services including Verizon’s FIOS and AT&T U-verse.

The development is highly unusual for Nexstar but more common for Cox. Nexstar has established a long-term record of completing hundreds of agreements with multichannel video programming distributors (“MVPDs” or cable TV, satellite TV, telecom companies) for the carriage of its television stations and is proud of the fact that it has had no material service interruptions related to distribution agreements since 2005. In contrast, Cox is routinely involved in disputes with content providers and since 2012 has dropped network and local community programming from five other station owners as a result of its refusal to agree to fair and reasonable market terms to carry some of the most highly rated programming on television. Notably, in addition to its cable television service business, Cox is also a television station owner and in this capacity had two disputes in 2014 with MVPDs.

Nexstar has received support from industry experts regarding its right to receive fair compensation for its programming including the following statement from a former FCC official, “No such thing as a blackout in today’s world. Any viewer with a digital TV and antenna can watch television — for free. It’s only when MVPDs choose to stop transmission that consumers get harmed. Broadcasts are always on.”

For the last five months (including a one month extension), Nexstar has been negotiating in good faith to establish a mutually agreeable contract with Cox. Significantly, Nexstar has offered Cox the same rates it offered to other large distribution partners with whom it successfully completed negotiations with in December. In response, Cox publicly disparaged Nexstar and and misled viewers as well as legislators and regulators, the investment community and the public at-large (Nexstar set the record straight on January 28).

Nexstar is committed to consistently elevating the level of service provided to local communities in the markets it serves across the United States by making meaningful capital investments to expand local news, lifestyle, sports, weather and other programming and enhancing station infrastructure, production resources and technologies. Nexstar regrets that Cox is willing to hold its paying subscribers hostage because it won’t agree to fair and reasonable terms for viewers’ favorite programming.

Nexstar remains eager to complete an agreement with Cox consistent with those it has made with every other cable, satellite and telco provider in order to end Cox’s action that is both unnecessary and punitive to its subscribers.

About Nexstar Broadcasting Group, Inc.

Nexstar Broadcasting Group is a leading diversified media company that leverages localism to bring new services and value to consumers and advertisers through its traditional media, digital and mobile media platforms. Nexstar owns, operates, programs or provides sales and other services to 103 television stations and 54 low power and digital multicast signals reaching 62 markets or approximately 18.0% of all U.S. television households. Nexstar’s portfolio includes primary affiliates of NBC, CBS, ABC, FOX, MyNetworkTV and The CW and multicast affiliates of Telemundo, Bounce TV, Me-TV, LATV, Estrella, This TV, Weather Nation Utah, Movies! and News/Weather. Nexstar’s community portal websites offer additional hyper-local content and verticals for consumers and advertisers, allowing audiences to choose where, when and how they access content while creating new revenue opportunities.

Pro-forma for the completion of all announced transactions Nexstar will own, operate, program or provide sales and other services to 171 television stations and their related low power and digital multicast signals reaching 100 markets or approximately 39% of all U.S. television households. For more information please visit www.nexstar.tv.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc. (“Merger Sub”), Nexstar and Media General intend to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 to be filed by Nexstar that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov. In addition, the joint proxy statement/prospectus (when finalized) will be mailed to stockholders of Nexstar and Media General.

Certain Information Regarding Participants

Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. These documents can be obtained free of charge from the web site indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Nexstar will file with the SEC when it becomes available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of any possible transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, Nexstar undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see Media General’s and Nexstar’s filings with the Securities and Exchange Commission.

Contact:
Elizabeth Ryder	Joseph Jaffoni, Jennifer Neuman
Senior Vice President & General Counsel	JCIR
Nexstar Broadcasting Group, Inc.	212/835-8500 or nxst@jcir.com
972/373-8800

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